UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42193

Heramba Electric plc

(Translation of registrant’s name into English)

Kiepe Platz 1

D-40599 Düsseldorf

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXPLANATORY NOTE

Demand Letters

As previously disclosed, and pursuant to the terms and conditions set forth in the Share Purchase Agreement, dated as of July 25 and 26, 2023, by and among Heramba GmbH (“Heramba”), Heramba Holdings, Inc. (“Heramba Holdings”), Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB GmbH”) and Knorr-Brake Holding Corporation (“KB US”), as amended pursuant to the Amendment Agreement to Share Purchase Agreement, dated as of January 31, 2024 (as amended, the “Share Purchase Agreement”), on February 6, 2024, (i) KB GmbH, as sole shareholder of Kiepe Electric GmbH (“Kiepe GmbH”), sold and transferred 85% of the equity interests in Kiepe GmbH, as well as certain receivables and shareholder loans, to Heramba, and (ii) KB US, as the sole member of Kiepe Electric LLC (“Kiepe US” and together with Kiepe GmbH, “Kiepe”), sold and transferred all ownership interests in Kiepe US, as well as certain receivables, to Heramba Holdings, for an aggregate preliminary purchase price of EUR 4,800,000 (the “Initial Purchase Price”).

As previously disclosed, and pursuant to the terms and conditions set forth in the Business Combination Agreement, dated as of October 2, 2023, by and among Project Energy Reimagined Acquisition Corp., Heramba Electric plc (the “Company”), Heramba Merger Corp., Heramba Limited and Heramba (the “Business Combination Agreement”), effective as of July 26, 2024, the business combination contemplated by the Business Combination Agreement was consummated resulting in, among other matters, each of Heramba, Heramba Holdings, Kiepe GmbH and Kiepe US becoming direct or indirect subsidiaries of the Company.

On January 9, 2025, Heramba received letters (the “Demand Letters”) from KB GmbH demanding payment of certain funds allegedly owed under the Share Purchase Agreement with respect to (i) certain adjustments to the Initial Purchase Price totaling EUR 8,370,000 (plus default interest of 9% per annum), (ii) an earn-out of EUR 15,000,000 payable upon Kiepe achieving specific revenue milestones in 2023 (plus default interest of 9% per annum) and (iii) monthly collateral fees totaling approximately EUR 1,485,000 in the aggregate (collectively, the “Demanded Amounts”).

Heramba and the Company subsequently delivered response letters to the Demand Letters to contest the Demanded Amounts and propose further discussions among the relevant parties to resolve such matters. However, there can be no assurance that a satisfactory resolution will be achieved. The Company is continuing to explore its options and plans to take appropriate actions to preserve and enforce its rights, and the rights of its subsidiaries, and to pursue available legal remedies. If the Company does not ultimately have sufficient liquidity to satisfy Heramba’s ongoing obligations, if any, under the Share Purchase Agreement, or if a default under the Share Purchase Agreement would constitute a default under any of the Company’s debt instruments or other agreements that contain cross-default provisions, the Company’s liquidity, financial condition and results of operations may be materially adversely affected.

The information in this Report on Form 6-K (this “Report”) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding any resolution of the Demand Letters. These statements are based on current expectations on the date of this Report and involve a number of risks and uncertainties that may cause actual results to differ significantly, including those risks set forth in the definitive proxy statement/prospectus filed on March 19, 2024 by the Company with the Securities and Exchange Commission (the “SEC”) and in other documents filed, or to be filed, by the Company with the SEC. Copies of such filings are available on the SEC’s website at www.sec.gov. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: January 16, 2025	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer

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